Exhibit 99.1

voxeljet AG Announces Move to NASDAQ

Ticker Symbol to Remain VJET

Friedberg, Germany, August 18, 2020— voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it will voluntarily transfer the listing of its American Depositary Shares (“ADSs”) from The New York Stock Exchange (the “NYSE”) to the NASDAQ Capital Market (“NASDAQ”), effective August 28, 2020, after market close. voxeljet’s ADSs are expected to begin trading as a NASDAQ-listed security at market open on August 31, 2020, and will continue to be listed under the ticker symbol “VJET.”

“NASDAQ is home to many of the world’s best technology companies, and voxeljet is excited about the opportunity to join NASDAQ,” said Dr. Ingo Ederer, Chief Executive Officer of voxeljet. “We believe that the move to NASDAQ will provide cost efficiencies and allow us to continue to deliver long-term value to shareholders. I want to thank the NYSE for its valued partnership over the years.”

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172